Exhibit (a)(5)(C)

FOR:	NATHAN'S FAMOUS, INC.

COMPANY	Ronald G. DeVos, Vice President - Finance and CFO
CONTACT:	(516) 338-8500 ext. 229

FOR  IMMEDIATE  RELEASE

NATHAN’S FAMOUS ANNOUNCES FINAL RESULTS OF ITS MODIFIED DUTCH TENDER OFFER

JERICHO, NY, January 19, 2012 — Nathan’s Famous, Inc. (NASDAQ:  NATH) announced today the final results of its modified Dutch Auction tender offer to purchase for cash up to 500,000 shares of its common stock, $0.01 par value, at a price per share of not less than $20.00 nor greater than $22.00 per share.  The tender offer expired at 12:00 midnight, Eastern Time, on January 12, 2012.

Based on the final count by American Stock Transfer & Trust Company, the Depositary for the tender, 663,982 shares of common stock were properly tendered and not withdrawn, at or below the final purchase price of $22.00 per share.  Pursuant to the terms of the tender offer, Nathan’s Famous purchased an additional 98,959 shares (within up to 2% of the outstanding shares of its common stock).  Since the tender offer was oversubscribed, Nathan’s Famous, after taking into account priority given to holders of less than 100 shares, as provided in the Offer to Purchase dated December 8, 2011, as amended, used a proration factor of approximately 90.21 % of shares from each tendering shareholder.  The purchase price for all of the shares purchased in the tender offer is $22.00 per share.  As such, Nathan’s Famous has accepted for purchase an aggregate of 598,959  shares of its common stock, at a purchase price of $22.00 per share, for a total cost of $13,177,098, excluding fees and expenses related to the tender.

Following consummation of the tender offer, Nathan’s Famous has 4,349,005 shares of common stock outstanding.

The depositary will promptly issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the tender offer.  Shares tendered and not accepted for purchase will be returned promptly to stockholders by the depositary.

Investor questions concerning the tender offer may be directed to the information agent, MacKenzie Partners, Inc., at 800-322-2885.

About Nathan’s Famous, Inc.

Nathan’s Famous, Inc.’s products are currently distributed in 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam, the Cayman Islands and six foreign countries through its restaurant system, foodservice sales programs and product licensing activities. At December 25, 2011, the Nathan’s restaurant system consisted of approximately 302 units, comprised of 297 franchised units and five company-owned units (including one seasonal unit). For additional information about Nathan’s please visit our website at www.nathansfamous.com.

Forward-Looking Statements

Except for historical information contained in this news release, the matters discussed are forward looking statements that involve risks and uncertainties.  Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, and similar expressions identify forward-looking statements, which are based on the current belief of the Company’s management, as well as assumptions made by and information currently available to the Company’s management.  The risks and uncertainties to which forward-looking statements are subject include, but are not limited to, statements regarding the Company’s ability to complete the tender offer, the price at which the Company purchases shares pursuant to the tender offer, the number of shares the Company is able to purchase pursuant to the tender offer and other risks and factors identified from time to time in the Company’s filings with the SEC.  You are cautioned not to place undue reliance on any forward-looking statements contained in this press release.  The Company does not undertake any obligation to update such forward-looking statements.